Exhibit 3.2

PEBBLEBROOK HOTEL TRUST

FIRST AMENDMENT TO
AMENDED AND RESTATED BYLAWS

(effective July 19, 2017)

As unanimously approved by the Board of Trustees, effective as of July 19, 2017, the Amended and Restated Bylaws of the Trust (the “Bylaws”) are amended as follows.

The first sentence of Article II (Meetings of Shareholders), Section 7 (Voting) of the Bylaws is hereby deleted in its entirety and replaced with the following:

Except as otherwise provided in the Declaration of Trust with respect to Trustees to be elected by the holders of any class or series of preferred shares of beneficial interest of the Trust and in these Bylaws with respect to the filling of vacancies on the Board of Trustees, a majority of the votes cast in the election of Trustees shall be required to elect a Trustee.  However, Trustees shall be elected by a plurality of votes cast at a meeting of shareholders duly called and at which a quorum is present for which (i) the secretary of the Trust receives notice that a shareholder has nominated an individual for election as a Trustee in compliance with the requirements of advance notice of shareholder nominees for Trustee set forth in Article II, Section 11 of these Bylaws, and (ii) such nomination has not been withdrawn by such shareholder on or before the close of business on the tenth day before the date of filing with the United States Securities and Exchange Commission of the definitive proxy statement of the Trust for such meeting, and, as a result of which, the number of nominees is greater than the number of Trustees to be elected at such meeting. For purposes of this section, a majority of the votes cast means the number of shares voted for a Trustee exceeds the number of shares voted against that Trustee.